October 18, 2018

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention:	Melissa Raminpour
Branch Chief

Re:	Astronics Corporation
Form 10-K for the Fiscal Year Ended December 31, 2017 Filed March 1, 2018 Form 10-Q for the Quarter Ended June 30, 2018 Filed August 8, 2018
Commission file no. 000-07087

Dear Ms. Raminpour:

By this letter, Astronics Corporation (the “Company” or “Astronics”) is responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to our Annual Report on Form 10-K for the year ended December 31, 2017 filed with the Commission on February 28, 2018 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 filed with the Commission on August 8, 2018. The comments of the Staff were set forth in a letter of comment dated October 5, 2018 (the “Staff Letter”). The Company’s response to the comment set forth in the Staff Letter is set forth below and have been titled to correspond to that of the Staff Letter.
Please note that our undertakings below to incorporate additional disclosure requests in future filings refers to filings made on or after the date of this letter.
Notes to Consolidated Financial Statements

Note 1 – Basis of Presentation

Precontract Costs, page 8

October 18, 2018

Staff Comment

We note your disclosure that from time to time, you may incur costs in excess of the amounts required for existing contracts and as of June 30, 2018 you have capitalized $9.5 million of these costs in inventory. Please explain to us the nature of these costs that have been capitalized as of December 31, 2017 and in the six months ended June 30, 2018, and tell us the accounting literature relied upon for your accounting treatment of these costs at both period end dates. In this regard, also tell us how the capitalization of these costs during 2018 is consistent with your disclosure in Note 2 that under ASC 606, you expense incremental material costs of obtaining contracts with a customer. See guidance in ASC 340-40-25.
Company Response
The amount of capitalized costs referred to in Footnote 1 of our June 30, 2018 Form 10-Q and our December 31, 2017 Form 10-K consists of costs incurred in anticipation of a specific statement of work and related contracts (in the form of purchase orders) related to the Company’s Test Systems segment. The costs capitalized consist of mobilization, design and engineering expenses associated with anticipated contracts. As of December 31, 2017, these costs were capitalized as pre-contract costs, in accordance with the guidance set forth in ASC 605-35-25-39 through 25-41 because they were directly associated with specific anticipated contracts and their recoverability from the specified contracts was deemed probable.
Effective January 1, 2018, we adopted Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, as amended (Topic 606) ("ASC 606"). This guidance superseded certain guidance included in ASC 605-35; specifically, the accounting for pre-contract costs in ASC 605-35. Following the adoption of ASC 606, the Company considered the guidance set forth in ASC 340-40, and determined that these costs represent costs to fulfill a contract under ASC 340-40-25-5 because the costs:
(a) Relate directly to anticipated contracts that the entity can specifically identify;
(b) Generate or enhance resources of the Company that will be used in satisfying performance obligations in the future; and
(c) Are expected to be recovered.

The pre-contract costs capitalized and disclosed in Note 1 represent the capitalization of certain costs to fulfill a contract. The capitalized pre-contract costs (fulfillment costs) relate to goods that will be transferred under multiple contracts (the purchase orders) and will be amortized over a period that is consistent with the transfer to the customer of the goods to which the asset relates.
Alternatively, the costs described in Note 2 relate to costs of obtaining contracts with a customer, such as sales commissions. Commissions are earned at commensurate rates for each purchase order satisfied under the statement of work referred to above. Therefore, the period of benefit for each commission is less than one year and such costs are expensed as each purchase order

October 18, 2018

is satisfied (i.e., upon delivery of the underlying good) based on the practical expedient included within ASC 340-40. To date, we have not incurred significant incremental costs to obtain other contracts where the period of benefit exceeds one year, and accordingly, no such costs to obtain contracts have been capitalized.
In future filings, we will revise our disclosures to provide further clarification of the distinction between fulfillment costs and costs to obtain contracts. We will also disclose the associated amortization of fulfillment costs, if material. We will remove the "Pre-contract Cost" section of Note 1, and will add the following paragraph to Note 2, immediately following the paragraph disclosing the accounting for costs to obtain a contract.
"The Company recognizes an asset for certain costs to fulfill a contract if it is determined that the costs relate directly to a contract or anticipated contracts that can be specifically identified, generate or enhance resources that will be used in satisfying performance obligations in the future, and are expected to be recovered. Such costs are amortized on a systematic basis that is consistent with the transfer to the customer of the goods to which the asset relates. As of [Date], the Company estimates that the amortization period is approximately 4 years. Start-up costs are expensed as incurred. Capitalized fulfillment costs are included in Inventories in the accompanying Consolidated Balance Sheets. Should future orders not materialize or it is determined the costs are no longer probable of recovery, the capitalized costs are written off. Included in Inventories at [Date] are capitalized fulfillment costs of $XX million. During the [period] ended XXX, amortization of fulfillment costs of approximately $XX million was recognized within Cost of Products Sold."

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in its filings with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Filings”); (ii) Staff comments or changes to the Company’s disclosure in response to Staff comments in the Filings reviewed by the Staff do not foreclose the commission from taking any action with respect to any Filings and (iii) the Company may not assert Staff comments as a defense to in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

October 18, 2018

Yours truly,

ASTRONICS CORPORATION

By: /s/ DAVID C. BURNEY
David C. Burney
Vice President and Chief Financial Officer

cc:	Julie Davis, Esq.
Robert J. Olivieri, Esq.